Filed by Johnson Controls International plc

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Johnson Controls International plc

Form S-4 File No.: 333-214806

The following structure diagrams were provided to investors in connection with Johnson Controls International plc’s (“Johnson Controls”) offers to exchange newly issued debt securities of Johnson Controls for outstanding debt securities of Johnson Controls, Inc. (“JCI Inc.”) and Tyco International Finance S.A. (“TIFSA”) and should be read in conjunction with the related preliminary prospectus (the “Preliminary Prospectus”) dated November 28, 2016 which is part of Johnson Controls’ Registration Statement on Form S-4 (File No. 333-214806) filed with the Securities and Exchange Commission (“SEC”) on November 28, 2016 and available at https://www.sec.gov/Archives/edgar/data/833444/000104746916016951/a2230387zs-4.htm.

The following depicts the high-level organizational structure of Johnson Controls, JCI Inc. and TIFSA as of December 1, 2016:

The following depicts the expected high-level organizational structure of Johnson Controls, JCI Inc. and TIFSA after the consummation of the exchange offers and gives effect to the credit agreement amendment described in the Preliminary Prospectus:

Forward-Looking Statements

This document may contain statements that are forward-looking and, therefore, subject to risks and uncertainties. All statements in this document other than statements of historical fact are statements that are, or could be, deemed “forward-looking statements.”  Statements that are not historical facts, including statements about Johnson Controls’ beliefs or expectations, are forward-looking statements.  Forward-looking statements are based on current expectations of future events.  The forward-looking statements are, and will be, based on Johnson Controls management’s current views and assumptions regarding future events and operating performance and speak only as of their dates.  Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ actual results to differ materially from those expressed or implied by such forward-looking statements. More detailed information about factors that may affect our performance may be found under “Risk Factors” in the Preliminary Prospectus.  Forward-looking statements are only made as of the date of the document in which they are included, unless otherwise specified, and Johnson Controls assumes no obligation, and disclaims any obligation, to update forward-looking statements to reflect events or circumstances occurring after the date of such document, except as required by applicable law or regulations.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Johnson Controls has filed a registration statement (including the Preliminary Prospectus) with the SEC for the exchange offers to which this document relates.  Before you invest, you are urged to read the Preliminary Prospectus in that registration statement and other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Johnson Controls, the exchange offers and related matters. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the Preliminary Prospectus may be obtained by contacting BofA Merrill Lynch, Attention: Liability Management Group, 214 North Tryon Street, 14th Floor, Charlotte, North Carolina 28255 or calling (888) 292-0070, or Citigroup Global Markets Inc., Attention: Liability Management Group, 390 Greenwich Street, 1st Floor, New York, New York 10013 or calling (800) 558-3745. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220.